UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under Securities Exchange Act of 1934
(Amendment No. 9)*

iKang Healthcare Group, Inc.

(Name of Issuer)

Class A Common Shares, par value US$0.01 per share**

(Title of Class of Securities)

45174L108***

(CUSIP Number)

Mr. Lee Ligang Zhang

c/o iKang Healthcare Group, Inc.

B-6F Shimao Tower, 92A Jianguo Road

Chaoyang District

Beijing 100022

People’s Republic of China

+86 10 5320 6688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*                                         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**                                  Not for trading, but only in connection with the registration of American Depositary Shares each representing 1/2 Class A Common Share.

***                           This CUSIP applies to the American Depositary Shares, each representing 1/2 Class A Common Share.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45174L108		13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lee Ligang Zhang
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,874,371[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,874,371[1]
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,874,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
13.6%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.3% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person IN

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc., which is wholly owned by Time Intelligent Finance Limited; (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 9; and (v) 500,000 Class A Common Shares issuable upon exercise of options held by Mr. Lee Ligang Zhang within 60 days of the date of this Amendment No. 9.

The rights of the holders of Class A and Class C Common Shares are identical, except with respect to voting and conversion rights. Each Class A Common Share will be entitled to one vote per share. Each Class C Common Share will be entitled to 15 votes per share and is convertible at any time into one Class A Common Share.

2  Percentage calculated based on (i) 34,308,093 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of July 16, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. and 500,000 Class A Common Shares issuable upon exercise of options held by Mr. Lee Ligang Zhang, in each case, within 60 days of the date of this Amendment No. 9.

CUSIP No. 45174L108		13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Intelligent Finance Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,374,371[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,374,371[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.4%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 33.6% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person CO

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 9. As Time Intelligent Finance Limited is wholly owned by Time Evergreen Company Limited, which in turn is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor, Time Intelligent Finance Limited shares the voting and dispositive power of such 4,374,371 Common Shares with Time Evergreen Company Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on (i) 34,308,093 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of July 16, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 9.

CUSIP No. 81783J 101		13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) ShanghaiMed, Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,042,550[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,042,550[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,042,550[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
8.6%[2]. The voting power of the shares beneficially owned by the Reporting Person represents 6.5% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person CO

1  Consists of (i) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 9. As ShanghaiMed, Inc. is wholly owned by Time Intelligent Finance Limited, it shares the voting and dispositive power of such 3,042,550 Common Shares with Time Intelligent Finance Limited, Time Evergreen Company Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on (i) 34,308,093 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of July 16, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 9.

CUSIP No. 81783J 101		13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) TMF (Cayman) Ltd. as the Trustee of Zhang’s Family Trust
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,374,371[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,374,371[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.4%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 33.6% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person CO

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 9. TMF (Cayman) Ltd. is the trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor. As TMF (Cayman) Ltd. holds all of the equity interests in Time Evergreen Company Limited which in turn holds all of the equity interests in Time Intelligent Finance Limited, TMF (Cayman) Ltd. shares the voting and dispositive power of such 4,374,371 Common Shares with Time Evergreen Company Limited and Time Intelligent Finance Limited.

2  Percentage calculated based on (i) 34,308,093 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of July 16, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 9.

CUSIP No. 81783J 101		13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Evergreen Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,374,371[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,374,371[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.4%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 33.6% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person CO

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days of the date of this Amendment No. 9. As Time Evergreen Company Limited holds all of the equity interests in Time Intelligent Finance Limited and is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor, Time Evergreen Company shares the voting and dispositive power of such 4,374,371 Common Shares with Time Intelligent Finance Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on (i) 34,308,093 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of July 16, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 9.

Introductory Note

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) amends and supplements the Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 9, 2015, as previously amended by Amendment No. 1 filed on January 5, 2016, Amendment No. 2 filed on June 7, 2016, Amendment No. 3 filed on August 25, 2017, and Amendment No. 4 filed on December 1, 2017, Amendment No. 5 filed on March 28, 2018, and Amendment No. 6 filed on March 28, 2018, Amendment No. 7 filed on April 24, 2018, and Amendment No. 8 filed on June 4, 2018, respectively (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As previously disclosed by the Reporting Persons in Amendment No. 3 to their report on Schedule 13D filed on August 25, 2017 with the SEC, on August 25 2017, ShanghaiMed, Inc. (“ShanghaiMed”) entered into a Facility Agreement (as amended, the “Existing Facility Agreement”), pursuant to which Gopher Global Credit Fund II (“Gopher”) provided loans to ShanghaiMed in an aggregate principal amount of US$19,000,000. As previously disclosed by the Reporting Persons in Amendment No. 7 to Schedule 13D filed on April 24, 2018, ShanghaiMed made repayment of US$8,000,000 under the Existing Facility Agreement as of April 6, 2018. Accordingly to the Existing Facility Agreement, ShanghaiMed was obligated to repay a portion of the outstanding amounts under the Existing Facility Agreement on August 24, 2018.

In order to refinance the amounts outstanding under the Existing Facility Agreement, ShanghaiMed entered into a Facility Agreement (the “New Facility Agreement”) with Gopher on August 24, 2018, pursuant to which Gopher provided a loan facility in the aggregate principal amount of US$11,000,000 to ShanghaiMed. As required by the New Facility Agreement, on August 24, 2018, ShanghaiMed applied all the proceeds of the loan in the principal amount of $11,000,000 that it utilized pursuant to the New Facility Agreement towards the repayment of the outstanding amounts under the Existing Facility Agreement (the “Repayment”).

Upon the Repayment, all of the securities of the Issuer held by ShanghaiMed and mortgaged in favor of Gopher to secure ShanghaiMed’s obligations under the Existing Facility Agreement pursuant to the Equitable Mortgage over Shares, dated August 25, 2017, by and between ShanghaiMed and Gopher (the “Existing Share Mortgage” as amended by a Supplemental Deed dated November 29, 2017 and a Deed of Partial Release dated April 6, 2018), i.e., 792,317 Class A Common Shares, were released. In connection with such release, on August 24, 2018, ShanghaiMed entered into an equitable share mortgage (the “New Share Mortgage”) with Gopher in respect of an equal number of Class A Common Shares (“New Mortgaged Shares”) held by ShanghaiMed to secure ShanghaiMed’s obligations under the New Facility Agreement. ShanghaiMed may not, among other things, sell, transfer or otherwise dispose of any of the New Mortgaged Shares without the prior written consent of Gopher.

The New Share Mortgage will be immediately enforceable upon the occurrence of an event of default under the New Facility Agreement and delivery of an enforcement notice pursuant to the New Facility Agreement. In the event that the New Share Mortgage becomes enforceable, Gopher will be able to, among other things: (i) exercise all voting rights attaching to the New Mortgaged Shares under the New Share Mortgage, to receive and retain all dividends and other distributions made on or in respect of the New Mortgaged Shares, or to sell the New Mortgaged Shares as it may determine.

As previously disclosed by the Issuer in its reports on Form 6-K filed with the SEC on March 28, 2018 and on May 29, 2018, respectively, on March 26, 2018, the Issuer entered into an Agreement and Plan of Merger (as amended on May 29, 2018, the “Merger Agreement”) with IK Healthcare Investment Limited (“Parent”), a special purpose vehicle wholly-owned by IK Healthcare Holdings Limited (“Holdco”), and IK Healthcare Merger Limited (“Merger Sub”), a wholly-owned subsidiary of Parent. Pursuant to the terms of the Merger Agreement and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Issuer (the “Merger”) with the Issuer continuing as the surviving company and a wholly-owned subsidiary of Parent at the effective time of the Merger. As previously disclosed by the Issuer in its report on Form 6-K filed with the SEC on August 20, 2018, prior to the extraordinary general meeting of the Issuer held on August 20, 2018, the Issuer received notices of objection under Section 238(2) of the Cayman Islands Companies Law from holders of the Issuer’s Class A common shares representing, collectively, approximately 30.49% of the total issued and outstanding shares of the Issuer. As a result, the closing condition under Section 7.02(e) of the Merger Agreement is not satisfied, and the Issuer has formally requested that Parent and Merger Sub waive this closing condition. If the Merger is not carried out and consummated, the New Mortgaged Shares of iKang Healthcare Group, Inc. will continue to be mortgaged pursuant to the New Share Mortgage to secure ShanghaiMed’s obligations under New Facility Agreement. If the Merger is carried out and consummated, pursuant to the terms of the New Facility Agreement, ShanghaiMed may by written notice to Gopher request that the New Share Mortgage be released with effect from the date on which the Merger becomes effective (“Merger Effective Date”). Following such notice, Gopher will release the New Share Mortgage on the Merger Effective Date, subject to the satisfaction of certain conditions, including that Gopher has received an undated mortgage of shares executed by the parties thereto, to be dated on the Merger Effective Date, pursuant to which ShanghaiMed grants to Gopher a first-priority equitable mortgage of certain shares of Holdco in form and substance satisfactory to Gopher.

References to the Existing Share Mortgage and the New Share Mortgage in this Amendment No. 9 are qualified in their entirety by reference to the Existing Share Mortgage and the New Share Mortgage themselves, which are attached to Amendment No. 3 as Exhibit 7.8 and attached hereto as Exhibit 7.27, respectively, and are incorporated by reference as if set forth in their entirety.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit	Description
7.27	Equitable Mortgage Over Shares in iKang Healthcare Group, Inc., dated as of August 24, 2018, by and between ShanghaiMed and Gopher

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2018

LEE LIGANG ZHANG

By:	/s/ LEE LIGANG ZHANG
	Name:	Lee Ligang Zhang

TIME INTELLIGENT FINANCE LIMITED

By:	/s/ LEE LIGANG ZHANG
	Name:	Lee Ligang Zhang
	Title:	Director

SHANGHAIMED, INC.

By:	/s/ LEE LIGANG ZHANG
	Name:	Lee Ligang Zhang
	Title:	Director

TMF (CAYMAN) LTD.

By:	/s/ YEU CHI FAI and LIU KIN WAI
	Name:	YEU Chi Fai and LIU Kin Wai
	Title:	Authorized Signatories

TIME EVERGREEN COMPANY LIMITED

By:	/s/ S.B. VANWALL LTD.
	Name:	S.B. Vanwall Ltd.
	Title:	Director

INDEX TO EXHIBITS

Exhibit	Description
7.27	Equitable Mortgage Over Shares in iKang Healthcare Group, Inc., dated as of August 24, 2018, by and between ShanghaiMed, Inc. and Gopher Global Credit Fund II